MANAGING TODAY'S CHALLENGES

Positioning for Tomorrow's Growth



EEI FINANCE MEETING • NEW YORK, NY • MAY 20, 2009

Safe Harbor Statement

Some of the statements contained in today's presentations are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

Investing in PHI

Transmission & Distribution



A PHI Company

2009 – 2013 Forecast Business Mix*



A PHI Company



A PHI Company

70 – 75%

Competitive Energy / Other





25 – 30%

PHI Investments

- **Growing regulated infrastructure platform**

- **Well positioned for industry transformation**

- **Complementary competitive energy businesses**

- **Disciplined growth strategy**

  … offers an

- **Attractive total return**

* **Percentages based on projected operating income.**

Note: See Safe Harbor Statement at the beginning of today's presentation.

First Quarter 2009 Financial Performance



Actual Earnings Per Share				Excluding Special Items	
Quarter Ended				**Quarter Ended**	
March 31,				**March 31,**	
2009	**2008**			**2009**	**2008**
$0.19	$0.24	Power Delivery		$0.15	$0.24
$0.02	$0.24	Conectiv Energy		$0.02	$0.24
$0.03	$0.04	Pepco Energy Services		$0.03	$0.04
$0.03	$0.05	Other Non-Regulated		$0.03	$0.05
($0.06)	($0.08)	Corporate & Other		($0.06)	($0.08)
$0.21	$0.49	**Total PHI**		$0.17	$0.49

Note: Management believes the special item is not representative of the Company's ongoing business operations.

First Quarter 2009 Financial Performance - Drivers



First Quarter 2008 Earnings Per Share	**$0.49**

Power Delivery
- Weather   0.02
- Rate Order Impact (DC)   0.01
- Capital Costs   (0.03)
- Operation and Maintenance Expense   (0.02)
- Income Tax Adjustments   (0.02)
- Dilution   (0.02)
- Depreciation/Amortization   (0.01)
- Other, net   (0.02)

Conectiv Energy [1]   (0.22)

Pepco Energy Services   (0.01)

Other Non-Regulated, Corporate, Other   -

First Quarter 2009 Earnings Per Share [2]	**$0.17**

1) The lower Conectiv Energy earnings were due to significantly fewer opportunities to benefit from generating unit operating flexibility and dual-fuel capability and fewer remarketing activities around firm natural gas transportation and storage positions, due to less favorable energy prices and less price volatility than was experienced during the winter of 2008. Lower generation output and reduced spark spreads were also factors.

2) Excluding the special item.

Mid-Atlantic Power Pathway (MAPP)

PHI
Pepco Holdings, Inc



- Revised project total - $1.2 billion
- Revised in-service date - 2014

Recent Events

- **December 2008 - PJM Board approved a High Voltage Direct Current system for the segment from Calvert Cliffs to Indian River.**

- **February 2009**
  - **MD PSC authorized Pepco to start construction on the Burches Hill to Chalk Point segment.**
  - **Pepco and Delmarva filed multiple applications seeking authority to construct certain segments in Southern MD.**
  - **Pepco filed a joint environmental permit application for the Southern MD segment.**

- **May 2009**
  - **PJM reaffirmed the need for the project, but delayed the in-service date by one year as a result of the recent load forecast.**
  - **December 2011 - Possum Point to Calvert Cliffs segment in-service date.**
  - **June 2014 - Calvert Cliffs to Indian River segment in-service date.**
  - **Indian River to Salem segment moved from RTEP approved plan to PJM's "continuing study" list.**

Blueprint for the Future Progress to Date

Vendor Selection

- Comverge – selected vendor for Direct Load Control in Maryland

- Silver Spring Networks – selected vendor for AMI communication network

- IBM – system integrator for Delaware deployment to enable over the air meter read, outage detection, on demand meter reads and remote disconnect

- GE and Landis + Gyr – selected as meter manufacturers

- Scope Services – selected as meter installation contractor

Delaware Deployment

- 3Q 2009 Complete field acceptance testing of the AMI equipment and systems

- 4Q 2009 Commence deployment of AMI equipment in Delaware

Smart Community Demonstration

- 4Q 2009 deployment potentially begins for ACE and Pepco Maryland
  - Maryland - Bethesda (Montgomery County) and Fort Washington (Prince George's County)
  - New Jersey - Glassboro (Gloucester County) and Absecon (Atlantic County)



Blueprint for the Future – Construction Cost and Timing Estimates*



(Dollars in Millions)

	2009	2010	2011	2012	2013	Total
Advanced Metering Infrastructure						
Atlantic City Electric	$ 1	$ -	$ -	$ -	$ 8	$ 9
Delmarva Power	29	39	-	40	-	108
Pepco	1	-	-	72	79	152
AMI System Improvements	14	29	5	-	-	48
Meter Data Management System	2	3	-	-	-	5
Total	**$ 47**	**$ 71**	**$ 5**	**$ 112**	**$ 87**	**$ 322**

* Current total estimated cost of project (2008-2014) is $422 million.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Sales and Customer Growth - Statistics



	2008 Sales [1] (GWh)	Forecasted Sales Growth [1]		Forecasted Customer Growth	
		2008-2009	2008-2013	2008-2009	2008-2013
Pepco	26,624	1.7%	1.3%	0.3%	0.6%
Delmarva Power [2]	13,041	-0.8%	1.1%	-0.6%	0.6%
Atlantic City Electric	10,040	0.5%	0.9%	0.4%	0.8%
Total Power Delivery	49,705	0.8%	1.1%	0.1%	0.7%

(1) Weather Normalized Sales
(2) Excludes Virginia

While the economic downturn has slowed growth, we have confidence in the long-term growth prospects of our service territory.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Summary



(Dollars in Millions)

	Pepco		Delmarva Power			Atlantic City Electric
	MD [1]	DC [1]	DE [1]	MD [1]	DE Gas [1]	NJ [2]
Operating Income (Adjusted) [3]	$69	$60	$27	$17	$16	$55
Rate Base (Adjusted) [4]	$910	$1,018	$388	$278	$228	$788
Earned Return on Rate Base	7.55%	5.85%	6.83%	6.26%	7.03%	6.97%
Authorized Return on Rate Base	7.99%	7.96%	7.17%	7.68%	7.73%	8.14%
Most Recent Authorized Return on Equity	10.00%	10.00%	10.00%	10.00%	10.25%	9.75%
Most Recent Test Period	Sep-06	Sep-06	Mar-05	Sep-06	Mar-06	Dec-02
Next Anticipated Filing	Q1-10	Q2-09	Q3-09	Q2-09	Q2-10	Q3-09
Earned ROE (Adjusted) [3]	8.80%	5.40%	8.20%	6.60%	8.60%	6.70%
Revenue Requirement to Achieve Authorized ROE	$9.7	$40.4	$5.8	$7.9	$3.1	$18.7
- Total Residential Bill % Change	< 1%	3%	< 1%	1%	< 1%	1%
Revenue Requirement – Equating to 25 Basis Point Change in ROE	$1.8	$2.0	$0.8	$0.6	$0.5	$1.6

(1) As filed with Quarterly Earned Return Reports for the twelve months ended 9-30-08, which is developed in accordance with PSC instructions and, therefore, does not reflect all costs the companies believe are appropriate to include in their rate case filings.
(2) Estimate as of 9-30-08; does not reflect all costs the Company believes are appropriate to include in its rate case filing.
(3) Adjusted for estimated 2009 pension expense and other known cost increases.
(4) Adjusted for planned plant additions.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Rate Case - Summary



(Dollars in Millions)

	DPL-MD
Filing Date	5/6/09
Rate Base as Filed	$310.4
Equity Ratio	49.87%
ROE	11.25%
Revenue Requirement	$14.1
Residential Total Bill % Increase	2.6%
Expected Timing of Decision [1]	12/09
Revenue Requirement with adoption of surcharge [2]	$10.3

1) Maryland statute requires completion of the case within seven months or rates can be put into effect subject to refund.

2) In the filings, a three year rolling average treatment of pension, OPEB, and bad debt expense was requested. The average of theses costs would be recovered through a surcharge (updated annually) with the difference between the average and the actual costs incurred deferred for future recovery.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Regulatory Filings – Deferral of Pension Expense



- On May 1st, PHI's utilities made filings in their regulatory jurisdictions to mitigate the effect of significantly higher pension expense being incurred as compared to prior periods.

- The filings request a deferral of the amount of pension expense charged to O&M expense that is above the amounts currently included in base distribution rates.

- The filings request a total of $35 million of 2009 pension expense (going back to Jan. 2009) be deferred for future recovery

- The accumulated deferred balance would be incorporated into rates in the next base rate proceeding

Dollars in Millions

Pepco – DC	$5.4
Pepco – MD	$9.3
DPL – Electric – DE	$8.2
DPL – Gas – DE	$1.9
DPL – MD	$5.0
ACE – NJ	$5.3
Total	$35.1

Note: See Safe Harbor Statement at the beginning of today's presentation.

Transmission Summary

(Dollars in Millions)	Pepco	Delmarva Power	Atlantic City Electric	Total
Period End Rate Base [1]				
Base Amount - 11.3%	$335	$299	$324	$958
Incentive Amount - 12.8%	42	5	57	104
Total	$377	$304	$381	$1,062
Current Authorized Return on Equity [2]	11.3 - 12.8%	11.3 - 12.8%	11.3 - 12.8%	
Estimated 2009/2010 Annual Income, after-tax	$22	$17	$22	$61
2008/2009 Annual Income, after-tax	$19	$17	$17	$53

(1) Estimated rate base at 12/31/08 based on FERC-approved Formula. Rates become effective on June 1, 2009.

(2) Projects with a FERC-approved incentive ROE adder earn 12.8%. Authorized return on equity is 11.3% for all other transmission.

Note: See Safe Harbor Statement at the beginning of today's presentation.

An Eastern PJM, mid-merit focused generator

Conectiv Energy Generating Facilities



- **O** **Existing sites**
- ⭐ **Construction projects (649 MW)**

2008 Capacity (4,283 MW)
(Owned and contracted)



Note: Excludes units under development

Financials (as of 12/31/08)

Property, Plant & Equipment	$1,225 M
Construction Work in Process	$ 249 M
2008 Earnings	$ 122 M

CE historically delivers within forecasted range



Total Gross Margin Forecast Range

Note: See Safe Harbor Statement at the beginning of today's presentation.

70% of 2009 forecasted gross margin is already hedged



% Hedged*   100%   ~50%   ~50%   ~70%

* % Hedged = Hedged value/ Midpoint of forecast range

Note: See Safe Harbor Statement at the beginning of today's presentation.

Delta Project – On time (2Q-11 COD); on budget



545 MW dual fuel combined cycle plant located in Peach Bottom Township, PA

Project Cost: $470 million ($862/kW-installed)

6-year tolling agreement (6/1/2011 – 5/31/2017) with Constellation Energy provides a stable and predictable earnings profile

Projected net income of $24-28 million/year

Project Status
- All major permits acquired
- Site grading/ foundations and underground work in progress
- Major equipment ordered/delivery confirmed to meet commercial operation date
- Commercial operation date – June 2011

Permits and infrastructure allow for expansion (additional 545 MW block)

Note: See Safe Harbor Statement at the beginning of today's presentation.




100 MW dual fuel combustion turbine - flexible and efficient GE LMS 100 technology

Project Cost: $75 million budget
              $72 million projection ($720/kW-installed)

Projected net income of $4-7 million/ year
- Capacity value contributes 50% of project value
- Included in 2009/10 and 2010/11 PJM capacity auctions

Project Status
- All equipment has been installed
- Gas & Electrical interconnection installation complete
- Cold Commissioning & Testing in progress
- Commercial operation date – 2Q-09 (on schedule)

Existing CT site (Cumberland, NJ)
- Land available for further expansion (additional 100 MW)
- Additional natural gas and oil storage capacity
- Minimal transmission system upgrades (PJM Queue P06)
- Other infrastructure and resources on site

Note: See Safe Harbor Statement at the beginning of today's presentation.



4 MW Solar PV project located in Vineland, NJ

Project Cost: $19 million ($4,700/kW-installed)

Projected Net Income of ~$1 million/ year

Project Summary
- Supports initiative to increase renewable energy portfolio
- 25 Year PPA with City of Vineland for capacity, energy and ancillaries (unit contingent)
- SREC's meet approximately 50% of CE's RPS requirements
- Located on 28 acres (City of Vineland)
- Connected to VMEU's 13-kV System

Project Status
- Land lease and major permits acquired
- Major equipment ordered/delivery confirmed to meet commercial operation date
- Commercial operation date:
  - Phase I: 2 MW 3Q-09
  - Phase II: 2 MW 2Q-10

Note: See Safe Harbor Statement at the beginning of today's presentation.

Actively managing Regional Greenhouse Gas Initiative (RGGI) impacts



RGGI cap-and-trade program applies only to electricity generation emissions
- First compliance period from 2009 to 2011

Impacts CE plants in DE and NJ
- DE granted allowances to in-state generators
- NJ is auctioning their allowances

Participated in the three auctions for 2009 vintage allowances
- Resulting auction prices have ranged from $3.07-3.51/ton
- Will participate in future auctions

Currently hold ~50% of forecasted allowance requirements for the initial compliance period

Could be precursor to new federal carbon program



CE RGGI Allowance Balance (3/09)

Should benefit from RGGI due to predominant gas fired generation fleet, renewable energy supply and PA plants

Note: See Safe Harbor Statement at the beginning of today's presentation.

Renewable/climate legislation favors gas fuel and mid-merit/peaking units in the PJM region

Intermittent renewable (wind and solar) generation necessitates mid-merit and peaking backup capacity

Weather variability (wind /cloud cover) amplifies regional supply volatility

RGGI and any federal climate legislation advantages efficient gas-fired generation over coal

Generation Capacity by Type



Expected 2011 fleet will have 90% mid-merit and peaking capacity

Generation Fleet Output by Fuel Source



Natural Gas can fuel 70% of the 2011 fleet output

Note: See Safe Harbor Statement at the beginning of today's presentation.

PES Overview



- PES provides retail energy services to large commercial, industrial, and government customers

- Energy Services

    – Energy efficiency and renewable energy

    – Heating and cooling facilities, including combined heat and power

- Energy Supply

    – Retail Electric and Natural Gas Supply

        • PHI is conducting a strategic analysis of this business

    – Power Generation

        • Slated for retirement in 2012

PES earnings contributed 19¢/share in 2008



Energy Services 8¢

Energy Supply 11¢

PES is shifting its strategic focus from Energy Supply to Energy Services

PES's retail electric and natural gas business had record profits in 2008



- Beginning in October 2008, PES increased the cost of capital component for all retail proposals to reflect credit market conditions

- For all successful proposals, PES has been using collateral-free hedges

  – However, PES success in retaining customers has diminished

- PES expects to realize gross margins over the long term:

  – $3.00/MWh range for electric

  – $0.30/Dth range for natural gas

Key Metrics	2007	2008
Load Served - MW	4,294	4,388
MWh Delivered	19.0	20.1
Electric Retention Rate	70%	56%
BCF Delivered	30.0	36.1
Gross Margins		
$/MWh	$3.27	$3.71
$/Dth	$0.11	$0.37



Estimated, as of 3/31/2009

Note: See Safe Harbor Statement at the beginning of today's presentation.

PES is focused on growing its energy efficiency business



- PES's energy efficiency business fits well with PHI's strategic focus
  - Does not require capital expenditures or contingent capital
- PES has a successful track record of implementing energy efficiency projects
  - Approximately $750 million of energy efficiency projects installed since 1995
  - With over 200 employees, PES has developed this as core competency
- The recently enacted federal stimulus bill may provide PES with increased opportunities
  - $3.2 billion block grants to States for energy efficiency measures
  - $4.5 billion to GSA to invest in "high performance green buildings"
  - $3.2 billion to DOD to invest in energy efficiency for its facilities
- In December, PES was selected as an eligible contractor to perform energy efficiency work for the US DOE
  - 5-year term with options to extend
  - Allows PES to compete for projects at all federally owned facilities
  - Includes renewable energy projects

PES obtains earnings from construction of energy efficiency projects and long-term contracts



- PES designs, develops, and constructs energy efficiency projects

  – Contracts typically range in size from $5 to $25 million with gross margins in the 20% to 30% range

  – Construction typically takes 1 to 1.5 years

  – PES has signed an average of $50 million of contracts in each of the last three years

- PES's long-term contract backlog is $340 million of gross margin as of 12/31/08

  – 13 year weighted average contract length

  – Central Heating and Cooling is primarily made up of our Atlantic City district energy system

  – O&M contracts often included as part of energy efficiency projects

  – In 2008, PES's gross margin from these long-term contracts was $34 million

Estimated Contract Backlog
Gross Margin
($ in millions)



$46

$294

■ Central Heating and Cooling

■ Energy Efficiency O&M Contracts

Note: See Safe Harbor Statement at the beginning of today's presentation.

Credit Intermediation Agreement

- Financial arrangement with an investment bank entered into March 2009

- Certain wholesale power supply contracts were novated
  - PES has no obligation to post collateral under these contracts
  - Approximately $300 million of collateral was released, thereby strengthening PHI's liquidity position

- PES entered into mirror wholesale power trades with no collateral requirement

- Fee for transaction to be amortized over 2.5 years; after-tax earnings impact expected to be approximately $10 million in 2009 and $5 million in 2010

Liquidity Position



Millions of Dollars

At March 31, 2009

	PHI Consolidated	Parent	Utilities
Credit Facilities (Total Capacity)	$1,900	$1,275	$625
Less:			
Borrowings under Credit Facilities	(250)	(150)	(100)
Letters of Credit	(305)	(300)	(5)
Commercial Paper Outstanding	(140)	(140)	0
Remaining Credit Facilities Available	1,205	685	520
Plus: Cash Balance	538	47	491
Total Credit Facilities and Cash Available	$1,743	$732	$1,011

PHI maintains sufficient liquidity to execute the business plan

Note: See Safe Harbor Statement at the beginning of today's presentation.

Projected Net Cash From Operations



Millions of Dollars

Projected Net Cash From Operations Range

2009	2010	2011	2012	2013
$600 – $700	$700 – $800	$700 – $800	$850 – $1,000	$1,050 – $1,200

- Over the planning period, approximately 75% of net cash from operations is generated by Power Delivery

- The increase in cash is primarily driven by higher transmission and distribution rates and higher Conectiv Energy cash flow

Note: See Safe Harbor Statement at the beginning of today's presentation.

2009 Principal Sources & Uses of Cash



Millions of Dollars

	Projection
Principal Sources of Cash:	
Beginning Cash	$ 384
Cash from Operations (1)	650
Remarketing of Tax-exempt Bonds	277
Dividend Reinvestment Plan	40
Total Sources of Cash	$ 1,351
Principal Uses of Cash:	
Capital Expenditures	$ 1,011
Debt Maturities (2)	53
Current Dividends	237
Total Uses of Cash	$ 1,301
Net Cash Flow	$ 50

No equity or long-term debt funding requirements until 2010

(1) Midpoint of projected cash from operations range; net of $190 million pension funding, after tax.

(2) Excluding debt maturities related to the Atlantic City Electric securitization bonds.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Financing Current 2010 Business Plan



- Current 2010 business plan calls for external financing

- We have alternatives to mitigate long-term financing needs

  - Reduce/delay capital spending

  - Use of short-term debt

- We will continue to assess our options – financing will be dependent upon market conditions

Note: See Safe Harbor Statement at the beginning of today's presentation.

Construction Expenditures – Projection*



* Projection as of March 31, 2009.
Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery – A Driver of Growth



Projected Rate Base *

* Estimated 2008 year end rate base, projected 2009 – 2013 year end rate bases. See appendix for projection by utility.

Note: See Safe Harbor Statement at the beginning of today's presentation.

| Total Rate Base Growth - 71% | Electric Distribution Rate Base Growth - 39% | Transmission Rate Base Growth - 183% |

Transmission Rate Base and Earnings



Projected Transmission Rate Base

Millions	2008	2009	2010	2011	2012
12.8% Return on Equity	$104	$215	$448	$852	$1,386
11.3% Return on Equity	$958	$926	$948	$1,001	$1,243
Total	$1,062	$1,141	$1,396	$1,853	$2,629

■ 11.3% Return on Equity   ■ 12.8% Return on Equity

Projected Transmission Earnings by Rate Year					
Millions	**2009-10**	**2010-11**	**2011-12**	**2012-13**	**2013-14**
Earnings – 11.3% ROE	$54	$52	$54	$57	$70
Earnings – 12.8% ROE	$7	$14	$28	$54	$89
Projected Earnings	$61	$66	$82	$111	$159

* Projected earnings based on a simplified computation: projected year end rate base x 50% equity x authorized
   returns on equity. Projected earnings are shown for the FERC formula rate year June 1 through May 31.
Note: See Safe Harbor Statement at the beginning of today's presentation.

Major Earnings Drivers

Directional Impact on Earnings		
	2009 "Challenging" (1)	**2010 "Improving"** (2)
Sales	–	↑
Revenues – Transmission Revenues	↑	↑
Revenues – Distribution Rate Relief	–	↑
Expenses – Operation & Maintenance	↓	–
Expenses – Interest	↓	–
Expenses – Depreciation & Amortization	↓	↓
Tax Adjustments	↓	–
Conectiv Energy Gross Margin	↑ ↓	↑ ↓
Pepco Energy Services	↓	↑ ↓
PHI Investments – Cross-Border Leases	↓	–

(1) As compared to 2008 actual results.

(2) As compared to 2009 plan.

Note: See Safe Harbor Statement at the beginning of today's presentation.

POM Investment Case

- Earnings base derived primarily from regulated utility business

- Long-term earnings growth

- Commitment to dividend

- Investment grade credit quality

- Improved liquidity position

- Focus on lowering business risk

Note: See Safe Harbor Statement at the beginning of today's presentation.